November 22, 2010

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F. Street, N.E.

Washington, D.C. 20549

Attention:	James Lopez, Legal Branch Chief John Reynolds, Assistant Director Shehzad Niazi

Re:	NightHawk Radiology Holdings, Inc. Amendment No. 2 to Schedule 14A Filed November 18, 2010 File No. 000-51786

Dear Mr. Reynolds:

On behalf of NightHawk Radiology Holdings, Inc. (the “Company”), we are responding to the oral comment of the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”), Division of Corporation Finance, delivered by Shehzad Niazi to the undersigned on November 22, 2010, relating to the Company’s above-referenced preliminary proxy statement (the “Proxy Statement”).

In response to the Staff’s oral comment regarding disclosure of the Company’s process with respect to the solicitation of the vote in light of the potential capitalization adjustment, we are revising the Proxy Statement as requested. The following will be added to the Proxy Statement immediately following the paragraph that appears under the heading “The Merger Agreement – Treatment of Common Stock, Stock Options and Restricted Stock – Capitalization Adjustment” (page 44):

Although the Company does not expect there to be an adjustment to the merger consideration as described above, in the event vRad and the Company mutually determine that there will be an adjustment to the merger consideration prior to the stockholder meeting, the Company will file and mail a supplement to this proxy statement, and, if necessary, adjourn or postpone the stockholder meeting to allow stockholders time to change or revoke their proxy or exercise appraisal rights. The

U.S. Securities and Exchange Commission

November 22, 2010

Company expects to complete the merger shortly after the stockholder meeting. However, in the event that vRad and the Company mutually determine that there will be an adjustment to the merger consideration following the stockholder meeting but before the effective time of the merger, the Company will re-solicit the stockholder vote. No capitalization adjustment will be made after the effective time of the merger.

We appreciate the Staff’s comment and request that the Staff contact the undersigned of Wilson Sonsini Goodrich & Rosati, Professional Corporation, counsel to the Company, at (650) 493-9300 with any questions or comments regarding this letter.

Thank you very much for your consideration and assistance.

Very truly yours,

WILSON SONSINI GOODRICH & ROSATI

Professional Corporation

/s/ Bradley L. Finkelstein

Bradley L. Finkelstein

cc:	David M. Engert
David M. Sankaran
NightHawk Radiology Holdings, Inc.
Patrick J. Schultheis
Wilson Sonsini Goodrich & Rosati, Professional Corporation